Exhibit (a)(5)(ii)

NII Holdings Announces Amendment of Purchase Price
in Connection with its Tender Offer
for 4.25% Convertible Senior Notes due 2023

RESTON, VA., February 18, 2020 — NII Holdings, Inc. (the “Company”) today announced an increase in the purchase price in connection with its previously announced tender offer (the “Tender Offer”) to purchase up to $103,100,000 aggregate principal amount of its outstanding 4.25% Convertible Senior Notes due 2023 (the “Notes”).  Specifically, the Company has amended and supplemented the Original Offer to Purchase (as defined below) to increase the purchase price to $1,090 per $1,000 principal amount of Notes purchased, plus accrued and unpaid interest from the last interest payment date on the Notes to, but not including, the date of payment for the Notes accepted in the Tender Offer.  The expiration date for the Tender Offer remains 11:59 p.m., New York City time, on March 4, 2020.

The terms and conditions of the Tender Offer prior to the amendment described in this release were set forth in the Company’s Offer to Purchase, dated February 5, 2020 (the “Original Offer to Purchase”), copies of which were previously filed as exhibits to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2020 (the “Schedule TO” and, together with the Original Offer to Purchase, the “Original Offer Documents”). The Original Offer Documents have been amended and supplemented by Amendment No. 1 to the Schedule TO and its exhibits (including Supplement No. 1 to the Offer to Purchase), which were filed with the SEC on February 18, 2020 (the “Amendment” and, together with the Original Offer Documents, the “Offer Documents”).

A copy of the Offer to Purchase, as supplemented, may be obtained from the Information Agent for the Tender Offer, D.F. King & Co., Inc., by calling (866) 796-1290 (toll-free), (212) 269-5550 (collect) or by email at nii@dfking.com (mailto:nii@dfking.com).

J.P. Morgan Securities LLC is acting as the Dealer Manager for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan Securities LLC at (800) 261-5767.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any and all of the Company’s outstanding 4.25% Convertible Senior Notes due 2023. The Tender Offer will be made solely by the Offer Documents and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase, as supplemented, and related materials for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its board of directors, its officers, the Dealer Manager, the depositary, the Information Agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

About NII Holdings, Inc.

Visit NII Holdings’ website at www.nii.com.

Media Contacts:

NII Holdings, Inc.
1405 S Fern Street, #93001
Arlington, VA 22202
(703) 390-5100
www.nii.com

Investor and Media Relations: Dan Freiman
(703) 547-5209
dan.freiman@nii.com